FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004.

ROGERS CABLE INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 7th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F    [X]        Form 40-F    [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes              [   ]              No          [X]

Signatures
Exhibit Index
INTERIM REPORT AND FINANCIAL STATEMENTS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.
By:	/s/ Donald W. Huff
Donald W. Huff
Senior Vice President, Finance

Date: April 20, 2004.

Exhibit Index

Exhibit Number	Description
99.1	Interim report and financial statements of Rogers Cable Inc. for the first quarter and three months ended March 31, 2004.